Exhibit 2.9

SHOWTIME
Showtime Networks Inc. A CBS COMPANY

1633 Broadway New York, NY 10019 212.708.1600
October 31, 2008

BY FEDERAL EXPRESS AND FACSIMILE

To:
ProElite, Inc.
Real Sport, Inc.
ProElite.com
EliteXC Live
King of the Cage, Inc.
12121 Wilshire Boulevard, Suite 1001
Los Angeles, CA 90025
Attention: Charles F. Champion
Facsimile: (310) 526-8740

From:
Showtime Networks Inc.
1633 Broadway
New York, NY 10019

NOTICE OF PUBLIC SALE OF COLLATERAL

Dear Sir:

Notice is hereby given that, under section 9610(a) of the California Uniform Commercial Code (the “UCC”) and pursuant to that certain Security Agreement dated as of June 18, 2008, as amended by Amendment No. 1 thereto, dated as of September 10, 2008 (as so amended, the “Agreement”), made by ProElite, Inc. (“ProElite”), Real Sport, Inc. (“Real Sport”), ProElite.com (“ProElite.com”), EliteXC Live (“EliteXC”) and King of the Cage, Inc. (“KOTC”; each of ProElite, Real Sport, ProElite.com, EliteXC and KOTC, a “Debtor” and collectively, the “Debtors”) in favor of Showtime Networks Inc., as the secured party (“Showtime”), all of each Debtor’s right, title and interest in, to and under, whether now owned or hereafter acquired by such Debtor, all present and after acquired personal property of such Debtor, whether tangible or intangible, wherever located and of whatever nature (the “Collateral”), will be sold to the highest qualified bidder in public on November 17, 2008 at 10:30 a.m. (Pacific Standard Time) at the offices of Hughes Hubbard & Reed LLP, 350 South Grand Avenue, Los Angeles, California 90071.

The Collateral includes, without limitation, all present and future personal property of each Debtor conforming to the description of any of the following categories:

Accounts. All “accounts”, as such term is defined in section 9102 of the UCC, and in any event, shall include all accounts receivable, book debts and other forms of obligations (other than forms of obligations evidenced by Intangibles) now owned or hereafter received or acquired by or belonging or owing to such Debtor, arising out of goods sold or services rendered by such Debtor, and all of such Debtor’s rights to any goods represented by any of the foregoing, and all moneys due or to become due to such Debtor under all contracts for the sale of goods or the performance of services or both by such Debtor (whether or not yet earned by performance on the part of such Debtor or in connection with any other transaction), and any and all refunds, equities, benefits and book equities, now in existence or hereafter occurring (the foregoing referred to herein, collectedly, as “Accounts”);

Contracts. All contracts, undertakings, or other agreements (other than rights evidenced by Intangibles) in or under which such Debtor may now or hereafter have any right, title or interest (including, without limitation, all such contracts, undertakings, or other agreements with any mixed martial arts fighters, collectively, the “Fighter Contracts”), including, with respect to an Account, any agreement relating to the terms of payment or the terms of performance thereof (the foregoing referred to herein, collectedly, as “Contracts”);

Deposit Accounts. All “deposit accounts”, as such term is defined in section 9102 of the UCC;

Intangibles. All “general intangibles”, as such term is defined in section 9102 of the UCC, and in any event shall include any chattel paper, documents, instruments, Contract, any payment intangible, any general or limited partnership interests, interests in joint ventures, trademarks, rights in intellectual property, permits, copyrights, technical information, procedures, designs, knowledge, software, skill, expertise, experience, models and materials now owned or hereafter acquired by such Debtor and all other assets which reflect the goodwill of the business of such Debtor, including but not limited to such Debtor’s customer lists, trade secrets, business and other records, advertising materials, operating manuals, methods, processes, know-how, sales literature, drawings, specifications, descriptions, inventions (whether patented or patentable or not), name plates, catalogues, dealer contracts, supplier contracts, distribution agreements, proprietary information, consulting agreements, data bases and all of the goodwill of the business of such Debtor associated with the use of, and symbolized by, any of the foregoing and all rights corresponding thereto, and including, without limitation, any and all rights, claims, choses in action and any other intangible personal property of such Debtor against, in respect of or relating to any and all choses and things in action, goodwill, customer lists, mailing lists and tax refunds (the foregoing referred to herein, collectively, as “Intangibles”);

Inventory. All “inventory”, as such term is defined in section 9102 of the UCC, and in any event shall include all merchandise, goods and other personal property now owned or hereafter acquired by such Debtor which are held for sale or lease or are furnished or are to be furnished under a contract of service or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in such Debtor’s business, or the processing, packaging, delivery or shipping of the same, and all finished goods;

Fixtures and Equipment. All fixtures and equipment in all of their forms used by such Debtor in the conduct of its business (including, without limitation, all physical cages in which mixed martial arts fights are conducted), and all attachments, accessories, accessions, replacements, substitutions, additions and improvements to any of the foregoing;

Technology. All patents, trademarks, trade names, service marks, copyrights, trade secrets, know-how, designs, computer programs, source and object codes, ideas, concepts, documentation, technology, drawings, flow charts and other proprietary rights of any kind or nature whatsoever, including, without limitation, all of each Debtor’s video library, still photographs and home videos (e.g., DVDs and VHS tapes), and all applications and registrations related to any of the above;

Letter of Credit Rights. All “letter of credit rights”, as such term is defined in section 9102 of the UCC;

Tort Claims. All tort claims, including all commercial tort claims, as such term is defined in section 9102 of UCC;

Other Goods and Personal Property. All other goods and personal property of such Debtor, whether tangible or intangible, whether now owned or hereafter acquired by such Debtor and wherever located; and

Books. All books, accounting information and records, including computer programs and software, pertaining to any property conforming to these descriptions, or to such Debtor’s business involving that property
(collectively, the “Records”, and the equipment containing the Records.

Showtime reserves its rights under the Agreement and applicable law to adjourn or cancel the sale, and thereafter dispose of the Collateral, in a public or private sale or in any other manner provided by applicable law.

You are entitled to an accounting of the unpaid indebtedness secured by the Collateral for a charge of $100. You may request an accounting by calling Ken Sevener of Showtime at (212) 708-3259. You may redeem the Collateral by tendering to Showtime, at any time before Showtime has disposed of the Collateral or entered into a contract for its disposition, payment of all obligations secured by the Collateral, plus the expenses reasonably incurred by Showtime in retaking, holding and preparing the Collateral for disposition, in arranging for the sale, and Showtime’s reasonable attorney’s fees and legal expenses.

Pursuant to section 9609(c) of the UCC, Showtime hereby demands that the Debtors promptly (1) assemble the Collateral, (2) deliver to Showtime, c/o Hughes Hubbard & Reed LLP, 350 South Grand Avenue, Los Angeles, California 90071, copies of all Contracts (including all Fighter Contracts) and a list of all assets constituting Collateral (including a list of all of each Debtor’s video library, still photographs and home videos (e.g., DVDs and VHS tapes)) and (3) make available for inspection the Collateral at the offices of ProElite, 12121 Wilshire Boulevard, Suite 1001 Los Angeles, CA 90025.

Showtime hereby reminds the Debtors of Section 5.1 of the Agreement and the Debtors’ obligation to maintain and preserve the Collateral in good repair and condition.

Showtime refers you to the Agreement and applicable law with respect to any rights you may have in connection with the foregoing matters.

Very truly yours,

SHOWTIME NETWORKS INC.

By:_/s/ Kent L. Sevener______
Name: Kent L. Sevener
Title:   SVP

cc:	Christensen, Glaser, Fink, Jacobs,
Weil & Shapiro, LLP
10250 Constellation Blvd., 19th Floor
Los Angeles, CA 90067